UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                              (AMENDMENT NO.___ )*

                           Natural Health Trends Corp.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    63888P103
                                 (CUSIP Number)

                                 April 20, 2004
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Corsair Capital Partners, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             118,529

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             118,529

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             118,529

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             2.2%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Long Short International, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             10,640

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             10,640

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,640

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.2%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Select, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             81,500

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             81,500

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             81,500

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             1.5%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Partners 100, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             4,962

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             4,962

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,962

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.1%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Investors, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             14,209

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             14,209

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,209

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.3%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Management, L.L.C.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             229,840

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             286,675

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             286,675

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.3%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Jay R. Petschek

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             229,840

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             286,675

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             286,675

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.3%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Steven Major

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             229,840

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             286,675

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             286,675

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.3%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      NAME OF ISSUER:

         Natural Health Trends Corp.(the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         12901 Hutton Drive
         Dallas, Texas 75234

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are: Corsair Capital Partners, L.P. ("Corsair Capital"), Corsair Long Short International, Ltd. ("Corsair International"), Corsair Select, L.P. ("Corsair Select"), Corsair Capital Partners 100, L.P. ("Corsair 100"), Corsair Capital Investors, Ltd. ("Corsair Investors"), Corsair Capital Management, L.L.C. ("Corsair Management"), Jay R. Petschek ("Mr. Petschek") and Steven Major ("Mr. Major" and collectively, the "Reporting Persons"). Corsair Management is the investment manager of Corsair Capital, Corsair International, Corsair Select, Corsair 100 and Corsair Investors and the manager of other separate accounts. Mssrs. Petschek and Major are the controlling persons of Corsair Management.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business address for each of Corsair Capital, Corsair Select, Corsair 100, Corsair Management, Mr. Petschek and Mr. Major is 350 Madison Avenue, 9th Floor, New York, New York 10017.

The principal business address for each of Corsair International and Corsair Investors is c/o M&C Corporate Services Limited, P.O. Box 309, Ugland House, 113 South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

ITEM 2(c).      CITIZENSHIP:

Each of Corsair Capital, Corsair Select and Corsair 100 is a limited partnership formed under the laws of the State of Delaware.

Corsair Management is a limited liability company formed under the laws of the State of Delaware.

Each of Corsair International and Corsair Investors is an exempted company formed under the laws of the Cayman Islands, British West Indies.

Each of Mr. Petschek and Mr. Major is a citizen of the United States.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

       Common Stock, $.001 par value per share (the "Common Stock")

ITEM 2(e).      CUSIP NUMBER:

         63888P103

  ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

  (a)     [ ] Broker or dealer registered under Section 15 of the Exchange Act.

  (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

  (c)     [ ] Insurance company defined in Section 3(a)(19) of the
              Exchange Act.

  (d)     [ ] Investment company registered under Section 8 of the
              Investment Company Act.

  (e)     [ ] An investment adviser in accordance with Rule
              13d-1(b)(1)(ii)(E).

  (f)     [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

  (g)     [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

  (h)     [ ] A savings association as defined in Section 3(b) of the
              Federal Deposit Insurance Act.

  (i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

  (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

 (a) Amount beneficially owned:

     Corsair Capital beneficially owns 118,529 shares of Common Stock.

     Corsair International beneficially owns 10,640 shares of Common Stock.

     Corsair Select beneficially owns 81,500 shares of Common Stock.

     Corsair 100 beneficially owns 4,962 shares of Common Stock.

     Corsair Investors beneficially owns 14,209 shares of Common Stock.

     Corsair Management, as the investment manager of each of Corsair Capital, Corsair International, Corsair Select, Corsair 100 and Corsair Investors is deemed to beneficially own the 229,840 shares of Common Stock beneficially owned by them and an additional 56,835 shares of Common Stock held in separate accounts managed by it.

     Mr. Petschek, as a controlling person of Corsair Management, is deemed to beneficially own the 286,675 shares of Common Stock beneficially owned by Corsair Management.

     Mr. Major is a controlling person of Corsair Management and is deemed to beneficially own the 286,675 shares of Common Stock beneficially owned by Corsair Management.

     Collectively, the Reporting Persons beneficially own 286,675 shares of Common Stock.

(b)  Percent of Class:

     Corsair Capital's beneficial ownership of 118,529 shares of Common Stock represents 2.2% of all the outstanding shares of Common Stock.

     Corsair International's beneficial ownership of 10,640 shares of Common Stock represents 0.2% of all the outstanding shares of Common Stock.

     Corsair Select's beneficial ownership of 81,500 shares of Common Stock represents 1.5% of all the outstanding shares of Common Stock.

     Corsair 100's beneficial ownership of 4,962 shares of Common Stock represents 0.1% of all the outstanding shares of Common Stock.

     Corsair Investors' beneficial ownership of 14,209 shares of Common Stock represents 0.3% of all the outstanding shares of Common Stock.

     Corsair Management's beneficial ownership of 286,675 shares of Common Stock represents 5.3% of all the outstanding shares of Common Stock.

     The 286,675 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represent 5.3% of all the outstanding shares of Common Stock.

     The 286,675 shares of Common Stock deemed to be beneficially owned by Mr. Major represent 5.3% of all the outstanding shares of Common Stock.

     Collectively, the Reporting Persons beneficially own 286,675 shares of Common Stock representing 5.3% of all the outstanding shares of Common Stock.

 (c) Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote

          Not applicable.

(ii) Shared power to vote or to direct the vote of shares of Common Stock:

     Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of 118,529 shares of Common Stock.

     Corsair International, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 10,640 shares of Common Stock.

     Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 81,500 shares of Common Stock.

     Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 4,962 shares of Common Stock.

     Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of 14,209 shares of Common Stock.

(iii)Sole power to dispose or to direct the disposition of shares of Common
     Stock:

     Not applicable.

(iv) Shared power to dispose or to direct the disposition of shares of Common
     Stock:

     Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 118,529 shares of Common Stock.

     Corsair International, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 10,640 shares of Common Stock.

     Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 81,500 shares of Common Stock.

     Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 4,962 shares of Common Stock.

     Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 14,209 shares of Common Stock.

     Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 56,835 shares of Common Stock held in separate accounts managed by Corsair Management.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See Exhibit B.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.


ITEM 10.        CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  April 28, 2004    CORSAIR CAPITAL PARTNERS, L.P.
                            By:  Corsair Capital Advisors, L.L.C.,
                                 General Partner

                                     By: /s/ Steven Major
                                         -----------------------------
                                         Steven Major, Managing Member

                            CORSAIR LONG SHORT INTERNATIONAL, LTD.
                            By:  Corsair Capital Management, L.L.C.,
                                 Director

                                     By: /s/ Steven Major
                                         -----------------------------
                                         Steven Major, Managing Member


                            CORSAIR SELECT, L.P.
                            By:  Corsair Select Advisors, L.L.C.,
                                 General Partner

                                     By: /s/ Steven Major
                                         -----------------------------
                                         Steven Major, Managing Member


                            CORSAIR CAPITAL INVESTORS, LTD.
                            By:  Corsair Capital Management, L.L.C.,
                                 Director

                                     By: /s/ Steven Major
                                         -----------------------------
                                         Steven Major, Managing Member

                            CORSAIR CAPITAL PARTNERS 100, L.P.
                            By:  Corsair Capital Advisors, L.L.C.,
                                 General Partner

                                     By: /s/ Steven Major
                                         -----------------------------
                                         Steven Major, Managing Member

                            CORSAIR CAPITAL MANAGEMENT, L.L.C.

                            By: /s/ Steven Major
                                -----------------------------
                                Steven Major, Managing Member


                            /s/ Jay R. Petschek
                            -------------------
                            Jay R. Petschek


                            /s/ Steven Major
                            ----------------
                            Steven Major

                                   EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Natural Health Trends Corp. dated as of April 28, 2004 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  April 28, 2004  CORSAIR CAPITAL PARTNERS, L.P.
                        By:  Corsair Capital Advisors, L.L.C.,
                             General Partner

                                 By: /s/ Steven Major
                                     -----------------------------
                                     Steven Major, Managing Member

                        CORSAIR LONG SHORT INTERNATIONAL, LTD.
                        By:  Corsair Capital Management, L.L.C.,
                             Director

                                 By: /s/ Steven Major
                                     -----------------------------
                                     Steven Major, Managing Member


                        CORSAIR SELECT, L.P.
                        By:  Corsair Select Advisors, L.L.C.,
                             General Partner

                                 By: /s/ Steven Major
                                     -----------------------------
                                     Steven Major, Managing Member


                        CORSAIR CAPITAL INVESTORS, LTD.
                        By:  Corsair Capital Management, L.L.C.,
                             Director

                                 By: /s/ Steven Major
                                     -----------------------------
                                     Steven Major, Managing Member

                        CORSAIR CAPITAL PARTNERS 100, L.P.
                        By:  Corsair Capital Advisors, L.L.C.,
                             General Partner

                                 By: /s/ Steven Major
                                     -----------------------------
                                     Steven Major, Managing Member

                        CORSAIR CAPITAL MANAGEMENT, L.L.C.

                        By: /s/ Steven Major
                            -----------------------------
                            Steven Major, Managing Member


                        /s/ Jay R. Petschek
                        -------------------
                        Jay R. Petschek


                        /s/ Steven Major
                        ----------------
                        Steven Major

                                    EXHIBIT B


Except with respect to shares of Common Stock held in separate accounts managed by Corsair Capital Management, L.L.C., the members of the group are:

Corsair Capital Partners, L.P.

Corsair Long Short International, Ltd.

Corsair Select, L.P.

Corsair Capital Partners 100, L.P.

Corsair Capital Investors, Ltd.

Corsair Capital Management, L.L.C.

Jay R. Petschek

Steven Major